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EXHIBIT 10

July 10, 2001


Howard Atkins


Dear Howard:

I am very pleased to confirm our offer of employment to you as Executive Vice President and Chief Financial Officer (CFO) of Wells Fargo & Co reporting directly to me.

Your starting base salary will be $550,000 annually ($45,833 per month). You will be eligible to participate in the Wells Fargo Executive Incentive Compensation Plan, the annual bonus plan for senior management. Awards under this plan must be approved by the Human Resources Committee of the Board of Directors and are designed with a threshold, target and maximum amount. As CFO, your threshold incentive would be 100% of salary, your target incentive would be 180% and maximum incentive would be 270%. We are prepared to guarantee that your bonus for work performed during the final months of 2001 will not be less than a prorated target bonus (the target bonus for the number of months actually worked). For work performed in 2002, the bonus will not be less than a target bonus of $990,000 (180%). Bonuses under this plan are typically paid in the month of March, following the close of the annual performance period. Salary reviews are conducted annually, and any increase is based on an increase in the market price for your job.

We would like to offer you $5,000,000 worth of Wells Fargo Restricted Share Rights (RSRs). These RSRs are subject to board approval and we will submit the recommendation at the July 24, 2001 Board meeting with the grant effective on your first day of employment. Once awarded, RSRs will vest in five equal installments on each July 1, beginning on the July 1 following the grant date. RSRs receive dividend equivalent payments during the vesting period. Prior to receiving each vested portion of RSRs you will have a one time deferral opportunity of up to ten years for that amount. You will receive detailed information once the award has been approved.

In addition, we would like to offer you a $3,500,000 stock option award under the Wells Fargo Long Term Incentive Plan. The number of option shares will be determined at the time of grant based on a Black-Scholes value of Wells Fargo stock. (A rough share estimate can be obtained by dividing the dollar grant value by 1/3 of the current stock price). Stock options are awarded by the Human Resources Committee of the Board of Directors, and we will submit the recommendation at the July 24, 2001 Board meeting with the grant effective on your first day of employment. Once awarded, the option will become exercisable in 1/3 increments over a three year period at the fair market value on the date of grant for up to 10 years. You will receive detailed information once the award has been approved by the Human Resources Committee of the Board of Directors.


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Additionally you will be eligible to receive stock options as long term incentive awards each year beginning in February of 2003. We will guarantee that your awards granted in 2003 and 2004 will be at least $2,000,000 in Black-Scholes value.

As a member of the Management Committee you will receive the following executive benefits:

-- Wells Fargo will provide you with a personal financial planning benefit. Under this program, the Company will pay the full cost of the AYCO financial planning program, or reimburse gross expenses up to $10,000 per calendar year for covered financial planning and/or tax preparation fees.

-- You will also be entitled to an auto allowance of $940 per month and parking reimbursement allowance. Most of this allowance is taxable income.

-- You will also be eligible to participate in the Wells Fargo Deferred Compensation Plan. Under this plan you may elect to defer up to 85% of your base salary and up to 100% of any bonus compensation as well as stock option gains. This plan offers a variety of investment options. You would be eligible to defer beginning the January 1 following your hire date. (A plan document will be provided for your review.)

Wells Fargo also offers a comprehensive and competitive benefits package including health and retirement plans, as well as supplemental plans that continue once IRS limits have been met. Upon employment with Wells Fargo, you will be considered 100% vested in the Wells Fargo Retirement Plan benefits - the 401(k) and Supplemental 401(k) Plan benefits and the Cash Balance and Supplemental Cash Balance Plan. Should you terminate employment with Wells Fargo prior to reaching 100% vesting (as defined by each individual Retirement Plan), Wells Fargo agrees to provide the benefits under a non-qualified special agreement payment. Any payments made under this special agreement will be treated as taxable wages. You can find details about all the benefit plans in the benefits book you were given and you can call Paula Roe, Director, Compensation & Benefits 612/667-8334 at any time with questions.

Wells Fargo will relocate you to San Francisco. Attached is a description of your relocation benefits. A detailed relocation guidebook is being sent to you under separate cover. Before beginning any relocation activities, or if you have any questions regarding your relocation benefits, please call Fran Gingras at 612/667-9053.

If you are involuntarily terminated for any reason other than for cause as defined below, within three years of your date of hire, Wells Fargo will provide you severance in the form of a paid leave of absence. (For purposes of this letter, a material breach of the provisions contained in this letter by Wells Fargo would constitute an involuntary termination.) The paid leave period shall run from your last day of active employment through twenty-four months after that date, or thirty six months from your date of hire, whichever is greater. During the paid leave period you will be paid at a rate equal to your base pay and target bonus. These payments will be made in the same manner (e.g. direct deposit or check) and at the same intervals (e.g., semi-monthly) as you otherwise receive your pay. The paid leave and the corresponding payments would be in lieu of any other Wells Fargo severance plan that might be in place at the time. During the paid


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leave period, you would retain RSR and option vesting and be eligible for the
2003 and 2004 stock option grants as described earlier. For purposes of the initial RSR grant and 2003 and 2004 stock option grants, vesting would be accelerated in the case of an involuntary termination where the paid leave period ended 36 months or longer from the date of hire. Any paid leave and severance payments would be conditioned on your agreement to a non-compete, non-solicit, and confidentiality agreement as well as a general release of claims which is reasonable and customary. For purposes of this letter, "cause" shall mean your failure to substantially perform your duties hereunder which results in demonstrable material injury and damage to Wells Fargo, your conviction of a felony or of a crime of breach of trust or dishonesty, or your material violation of Wells Fargo's policies on appropriate workplace behavior or its Code of Ethics and Business Conduct.

If you are involuntarily terminated for any reason other than for cause after 3 years from your hire date, you will be eligible to participate in the Wells Fargo severance plan then in effect for similarly situated executives.

As part of our normal business procedures, a background investigation will be done by a consumer-reporting agency. In accordance with consumer credit regulations, you will receive a copy of the report. We also require prospective employees to show proof of identity and authorization to be employed in the United States. Acceptable documents are outlined in the enclosed IRCA required documents List.

Included with this letter are the Application for Employment and Disclosure forms, which you should complete and return to Pat Callahan as soon as possible. Also included is a copy of the Wells Fargo Code of Ethics and Business Conduct, which outlines some of our basic operating principles.

Should you have any questions about any of our policies or the terms of our offer, please contact me directly or feel free to contact Pat Callahan at 415/396-0855 or Paula Roe at 612/667-8334.

Howard, I am very pleased to have your verbal acceptance of our offer and look forward to receiving a signed copy. I'd like to warmly welcome you to Wells Fargo as a key member of our management team.

Sincerely,

/s/ Richard M. Kovacevich

Richard M. Kovacevich
President and Chief Executive Officer


I accept Wells Fargo's offer of employment as outlined above.


      /S/ HOWARD ATKINS                                           JULY 11, 2001
-------------------------------------                             -------------
         Howard Atkins                                                 Date


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cc: Pat Callahan
                                       HOWARD ATKINS
                          HIGHLIGHTS OF YOUR RELOCATION BENEFITS

Your relocation package includes the following elements that are described, in detail, in your Relocation Guidebook:


        -- A lump sum allowance designed to cover temporary living, home search, travel, trips home and misc. expenses. Any funds left over from this lump sum are yours to keep. The amount of the lump sum is based on distance moved, homeowner or renter status, household or individual status, and the hotel costs in the destination city. The lump sum for an executive move from New York to San Francisco is $16,150 (net). We will also provide you assistance in finding a temporary living facility.

        -- If you're currently a homeowner, closing costs on your home purchase through Wells Fargo Home Mortgage. When the FNMA rate is over 8%, buy-down points on a sliding scale will be included. Check your relocation plan for details and caps.

        -- Assistance locating a house or apartment in the new location provided by Wells Fargo's third party company. Participation in this program is required to qualify for above closing costs.

        -- Through Wells Fargo Home Mortgage, an interest free down payment loan of one year's base pay.

        -- Family transition services, including spouse job search counseling services through an appropriate external resource considering your spouse's occupation.

        -- A professional household goods move, including up to 60 days of storage, if necessary, and the shipment of 2 autos.

        -- A tax gross-up on all items listed above that are reportable as income and are not deductible.

        -- A payback agreement.

        -- A MORTGAGE SUBSIDY OR RELOCATION TRANSFER ALLOWANCE OF 30% OF ONE
           YEAR'S BASE PAY. IF THE MORTGAGE SUBSIDY IS SELECTED, THE BENEFIT IS SPREAD OVER A MINIMUM OF 3 YEARS. THE RELOCATION TRANSFER ALLOWANCE OPTION IS SUBJECT TO WITHHOLDING; THE TAX STATUS OF THE MORTGAGE SUBSIDY IS IMPACTED BY THE TOTAL MORTGAGE INDEBTEDNESS OF THE TRANSFEREE.



To qualify for all your benefits, do not contact any real estate agents on either the purchasing or selling end until you have been referred to Wells Fargo's third party company.